June 9, 2021

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Emo Capital Corp.
Registration Statement on Form 10-12G

Ladies and Gentlemen:

On the date of this correspondence, Emo Capital Corp. (the “Company”) has filed with the Securities and Exchange Commission (“Commission”) a registration statement on Form 10 to register its class of common stock under the Securities Exchange Act of 1934, as amended (the “Exchange Act” and the Form 10 registration statement filed under the Exchange Act, the “Registration Statement”). The Company previously filed a registration statement on Form 10 under the Exchange Act on February 23, 2021, as amended on April 15, 2021 (File No. 000-54291), but withdrew that registration statement by filing a Form RW with the Commission on April 23, 2021 the “Original Filing”).

Prior to withdrawing the Original Filing, Matthew Derby, Staff Attorney, contacted William Ruffa, counsel to the Company, to impart comments of the staff of the Commission (the “Staff”) to the Original Filing on an oral basis. Mr. Derby advised us that comment 4 from the Staff’s comment letter to the Original Filing dated March 22, 2021, which is repeated below in bold text, continued to be applicable and suggested that we review guidance provided by the Division of Corporate Finance on the implementation and application of the Jumpstart Our Business Startups Act (“JOBS Act”) in the form of Frequently Asked Questions based on the Staff’s current understanding of the JOBS Act and in light of the Commission’s existing rules, regulations and procedures (“FAQs”). Mr. Derby also communicated a second comment regarding the Company’s financial statements and we set forth below his oral comment in bold text, as understood by the Company. The Company’s responses to such comments immediately follow the comments.

We have included page references in the Registration Statement where the language addressing a particular comment appears.

1

Emerging Growth Company Status

1. Tell us whether you are an emerging growth company (“EGC”) as defined in the JOBS Act and if so, revise the filing to:

•	Identify yourself as an EGC on the cover page;
•	Describe how and when a company may lose emerging growth company status;
•	Describe the exemptions and scaled disclosure requirements available to you;
•	Disclose whether you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1) of the Act; and
•	If you elected the extended transition period, revise to disclose that your financial statements may not be comparable to companies that comply with public company effective dates.

We respectfully advise the Staff that the Company has revised disclosure included in the Original Filing which had indicated that the Company is not an emerging growth company to denote that the Company is, in fact, an emerging growth company. In making a determination that the Company is an emerging growth company, the Company is relying on guidance provided by FAQ 54 which presents a fact pattern similar to the history of the Company. The question presented in FAQ 54 is as follows:

“An issuer that was once an Exchange Act reporting company but is not currently required to file Exchange Act reports. The issuer is now planning to conduct a public offering of its common equity securities. In connection with this offering, can the issuer take advantage of the benefits of emerging growth company status, even though its initial public offering of common equity securities occurred on or before December 8, 2011?”

The answer to FAQ 54 (the “Answer”) provides, in pertinent part:

“Yes. If an issuer would otherwise qualify as an emerging growth company but for the fact that its initial public offering of common equity securities occurred on or before December 8, 2011, and such issuer was once an Exchange Act reporting company but is not currently required to file Exchange Act reports, then we would not object if such issuer takes advantage of all of the benefits of emerging growth company status for its next registered offering and thereafter, until it triggers one of the disqualification provisions in Sections 2(a)(19)(A)-(D) of the Securities Act. This position is not available to an issuer that has had the registration of a class of its securities revoked pursuant to Exchange Act Section 12(j).”

Application of the guidance provided in the Answer to the Company’s fact pattern and history supports the Company’s position that it is an emerging growth company and is permitted to take advantage of all of the benefits of emerging growth company status. Specifically, the Company filed a registration statement on Form SB-2 on September 5, 2007 which was declared effective by the Commission on February 28, 2008, thereby requiring it to file reports under the Exchange Act. Upon the filing by the Company with the Commission of a Form 15 – Certification and Notice of Termination of Registration Under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(D) of the Securities Exchange Act of 1934, the Company’s obligation to file reports under the Exchange Act was suspended and the Company does not currently file reports under the Exchange Act. The Company has not had the registration of a class of its securities revoked pursuant to Exchange Act Section 12(j) which otherwise would preclude an issuer from taking the position that it is an emerging growth company.

2

Accordingly, we respectfully request that the Staff not object to our taking the position that we are an emerging growth company and that we are entitled to take advantage of all of the benefits of emerging growth company status

Under the assumption that the Staff will not object to the Company taking the position that it is an emerging growth company, we respectfully advise the Staff that the Company has included disclosure in the Registration Statement as follows:

•	We have amended the cover page to check the box to indicate that the Company is an emerging growth company.

•	We have added disclosure on page 7 of the Registration Statement that:

o

identifies the Company as an emerging growth company which entitles it to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies”;

o	describes how and when a company may lose emerging growth company status;

o	describes the exemptions and scaled disclosure requirements available to us; and

o	discloses that we have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1) of the Securities Act of 1933, as amended.

•	We have added a risk factor on page 17 of the Registration Statement that alerts readers that our financial statements may not be comparable to companies that comply with public company effective dates.

•	We have added disclosure to note 1 of each of (i) the audited financial statements of the Company for the years ended July 31, 2019 and 2020 and (ii) the unaudited financial statements of the Company for the periods ended April 30, 2020 and 2021 to indicate that the Company is an emerging growth company.

The disclosure added to the Registration Statement described above is intended to respond to the Staff’s comment 4 to the Original Filing.

3

Financial Statements

2. The financial statements in the Original Filing make reference in the balance sheet to a “Shareholder Loan’ and in note F to related party transactions. Please identify the shareholder and/or related party that made such loans or, if you cannot identify the lender, advise the Staff why you are unable to do so. Make appropriate revisions to the financial statements to reflect your response.

We respectfully advise the Staff that the loans referenced in the line item in the balance sheet titled “Shareholder Loan” and in note F to the financial statements titled “Related Party Transactions” were received by the Company prior to July 31, 2012 and neither current management nor the person from whom current management acquired a controlling interest in the Company can identify the party that made such loans. Accordingly, we have (i) revised the financial statements submitted with the Registration Statement to state that the amount set forth in the line item of the balance sheet identified as “Shareholder Loans” in the Original Filing represents generic loans payable by the Company and (ii) revised note F to the financial statement likewise.

We hope that the information we have provided in this correspondence are helpful and fully resolve the Staffs concerns with the Original Filing.

We wish to thank the Staff for the courtesy extended to us by imparting the foregoing comments to the Original Filing to us prior to the filing of the Registration Statement.

If you have any questions or further comments, please feel free to contact the undersigned at 702-833-9703, or William Ruffa, counsel to the Company, at 646-831-0320.

Very truly yours,
Emo Capital Corp.

/s/ Adeeb Tadros
Adeeb Tadros, President

4